EXHIBIT 99.1

Press Release

Capital increase reserved for employees of the

TOTAL group in 2020

Paris, May 4, 2020 – In accordance with its policy in favor of Employee Shareholding, TOTAL S.A. (the “Company”) is implementing its annual capital increase reserved for employees and former employees of the TOTAL group (the “Group”). Through this operation, TOTAL S.A. intends to continue involving its employees in the Group’s business and growth. Employee shareholders, within the meaning of Article L. 225-102 of the French Commercial Code, held 5.3% of the Company’s share capital as of December 31, 2019.

The eighteen resolution of the Shareholders’ Meeting of June 1, 2018 granted the Company’s Board of Directors (the “Board”) the authority to decide, within a maximum period of 26 months, to carry out one or more capital increases of ordinary shares without preferential subscription rights, not to exceed 1.5% of the Company’s share capital at the date of the Board meeting resolving on the operation and reserved to members of a savings plan pursuant to the provisions of Articles L. 225-129 and seq., and L. 225-138-1 of the French Commercial Code and Articles L. 3332-1 to L. 3332-9 and L. 3332-18 to L. 3332-24 of the French Labor Code.

The Board, pursuant to the above-mentioned authorization, decided during its meeting on September 18, 2019 to carry out, in 2020, a new share capital increase reserved for employees and former employees of the Group pursuant to the following conditions:

✓

Maximum number of shares offered and total amount of the offer: 18 million shares with a nominal value of €2.50 each, representing a total nominal amount of €45 million, which is the equivalent of 0.67% of the Company’s share capital as of the date of the Board’s decision.

✓

Description of the newly issued shares: same category as existing shares with immediate dividend rights. The rights attached to the newly issued shares are the same than the rights attached to the existing shares of the Company, and are described in the articles of association of TOTAL S.A.

✓

Listing of the newly issued shares on Euronext Paris: on the same line as existing shares (ISIN code FR0000120271), from their issuance. American Depositary Receipts corresponding to the newly issued shares may also be listed on the New York Stock Exchange.

✓

Share subscription price: 26.20 EUR per share, corresponding to the average of the closing prices of the TOTAL shares on Euronext Paris over the 20 trading sessions preceding April 29 (“Reference Price”), reduced by a 20% discount and rounded off to the highest tenth of a euro.

✓	Timeline of the subscription period: from May 6, 2020 to May 18, 2020 included.

Please refer to the appendix to this press release for further information on this operation.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investors Relations: +44 (0)207 719 7962 | ir@total.com

Notice

The program, reserved to eligible employees and retirees of the Group, will be implemented in France as well as in certain foreign countries, including the United States, where the Total shares offered in the United States will be registered with the Securities and Exchange Commission (SEC). Shares and FCPE units offered outside the United States will not be registered with the SEC. In particular, the units of the below-mentioned FCPEs cannot be offered or sold in the United States directly or indirectly (or in its territories or possessions), or for the benefit of a “U.S. Person”, as defined in American regulations. Persons wishing to subscribe to units in these FCPEs, will have to certify, when subscribing, that they are not “U.S. Persons”. The definition of “U.S. Person” is available on the FCPE Management Company’s website (www.amundi.com).

This press release is produced for information purposes only and does not constitute an offer for the sale or the subscription of securities. Moreover, this press release should not be distributed in the countries where the offering remains subject to approval of the local authorities.

The offer will be issued only in the countries where the local administrative and regulatory procedures have been implemented (in particular the registration procedures, notification, granting of authorizations and/or applicable exemptions and the information or the consultation of the representatives of the employees).

This press release represents the document required to qualify for the exemption from the requirement to publish a prospectus as defined in Articles 1 4°i) and 5°h) of the Regulation (UE) 2017/1129 of June 14, 2017. It constitutes a corrigendum to the information communicated in the appendix to the press release of February 21, 2020.

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APPENDIX TO THE PRESS RELEASE ON MAY 4TH, 2020

ISSUER: TOTAL S.A.

Information related to the Company is available on its website (www.total.com) and, in particular, in its 2019 Universal Registration Document, the French version of which was filed with the AMF on March 20, 2020 under the registration number D. 20-0148 and is also available free of charge at the head office of the Company as well as on the Company’s website (www.total.com).

COMPANIES CONCERNED AND BENEFICIARIES OF THE RESERVED ISSUE

Approximately 100,000 beneficiaries are eligible to participate in the 2020 capital increase.

Subject to compliance with regulations and required administrative approvals being obtained in the different countries, this capital increase will be reserved to employees and retirees of the Company and its French and non-French subsidiaries which capital or voting rights as of the opening date for the subscription period are directly or indirectly held at more than 50% by TOTAL S.A. (the “Subsidiaries”) and that have joined the PEG-A:

-	Employees of TOTAL S.A. and its Subsidiaries:
◾	who have at least 3 months of employment with the Total Group as of the last day of the subscription period; and
-	Retirees of TOTAL S.A. or the Subsidiaries, provided that they:
◾	have left the Company due to retirement or early retirement;
◾	had made at least one payment in the PEG-A before termination of their employment;
◾	still have assets invested in the PEG-A, and, thus, are members of the plan.

OFFERS

-

The Classic Offer is available in all countries participating in the capital increase program reserved for employees. In this offer, investment of the subscriber will track the price of the Total share;

-	The Capital+ Offer is not available.

Employees subscribing to the offering will benefit from a matching contribution in the form of a free allotment of additional shares, determined based on the amount of the personal contribution and within the limit of five free shares per employee (and within the maximum amount of the offering set by the Board at its meeting on September 18, 2019). In certain countries where they cannot receive the matching contribution in the form of a free allotment of additional shares, the employees, pursuant to the nineteenth resolution of the Shareholders’ Meeting of June 1, 2018, will be granted free shares that will be definitely granted after the end of a 5-year vesting period. A maximum of 100,000 newly issued shares could therefore be finally granted.

SUBSCRIPTION TERMS AND CONDITIONS

The beneficiaries will have the opportunity to subscribe via Employee Shareholding funds (“FCPEs”). In the countries where this option is not available the shares will be directly subscribed.

The FCPEs created for the needs of this offering were approved by the AMF.

Voting rights attached to the shares subscribed through an FCPE will be exercised by the Supervisory Board of such FCPE.

With respect to the shares subscribed directly by employees, the voting rights will be exercised by the subscribers individually.

MAXIMUM SUBSCRIPTION

Pursuant to Article L. 3332-10 of the French Labor Code, the amount of the payments made each year by an employee as part of a Savings Plan (excluding matching contribution and profit-sharing schemes, i.e., intéressement and participation) cannot exceed one quarter of the employee’s gross annual salary.

LOCK-UP PERIOD FOR THE UNITS OR SHARES

Pursuant to Article L. 3332-25 of the French Labor Code, shares or FCPE units subscribed in this offering must be held during a lock-up period of five years, with the exception of certain early release cases provided for by Articles L. 3324-10 et R. 3324-22 of the French Labor Code. For beneficiaries who are not French tax residents, the list of early release cases may be reduced due to legal provisions applicable locally.

RULE FOR REDUCTION OF SUBSCRIPTION REQUESTS

The capital increase will be fulfilled by the total number of shares subscribed directly by employees and via the FCPEs. If the total number of subscribed shares exceeds the limit set by the Board of Directors at its meeting on September 18, 2019 (18 million shares, including additional shares of the matching contribution), the subscriptions will be cut back in the following manner:

-	all subscription commitments up to the subscription average, defined as the quotient between the amount set aside by the Board and the number of subscribers, will be honored in full; and
-	subscriptions commitments that exceed the subscription average will be fulfilled in proportion to the number of subscription commitments not yet fulfilled with the reduction being made as follows:
◾	on a pro rata basis according to the subscription; and
◾	the reduction will be made first on the portion of the offer paid for with salary advances, then on the portion paid for in cash.

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